SUB-ITEM 77(H)

CHANGES IN CONTROL OF REGISTRANT

In the month of February 2009, the percentage of shares of Merk Hard Currency Fund (the "Fund") registered to National Financial Services, LLC fell to 24.76% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that lowered the number of shares in the Fund.